UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-38169

TYME TECHNOLOGIES, INC.

(Exact name of registrant as specified in its charter)

35 CambridgePark Drive, 4th Floor

Cambridge, Massachusetts 02140

(Address, including zip code, of Registrant’s Principal Executive Offices)

Common Stock, par value $0.0001 per share

(Title of each class of securities covered by this Form)

N/A

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One*

*

On September 16, 2022, pursuant to an Agreement and Plan of Merger, by and among Syros Pharmaceuticals, Inc. (“Syros”), Tack Acquisition Corp. (“Merger Sub”) and Tyme Technologies, Inc. (“Tyme”), dated July 3, 2022, Merger Sub merged with and into Tyme (the “Merger”), with Tyme surviving the Merger as a wholly owned subsidiary of Syros.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Tyme Technologies, Inc. has duly caused this certification/notice to be signed on its behalf by the undersigned person.

Tyme Technologies, Inc.
Date:September 30, 2022
	By:	/s/ Jason Haas
	Name:	Jason Haas
	Title:	Treasurer and Secretary